UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Merrimac Industries, Inc.
(Name of Subject Company)

Merrimac Industries, Inc.
(Name of Person Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
590262101
(CUSIP Number of Class of Securities)

Mason N. Carter
Chairman, President and Chief Executive Officer
41 Fairfield Place
West Caldwell, NJ 07006
(973) 575-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
David H. Landau, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022
(212) 940-8800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2010 (as amended from time to time, the “Schedule 14D-9”) by Merrimac Industries, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Crane Merger Co., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Crane Co., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (collectively, the “Shares”) for $16.00 per Share, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated January 5, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.
The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.
Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence after the last sentence of the paragraph on page 25 under the heading “Legal Proceedings”.
“On February 1, 2010, the Superior Court of the State of New Jersey, County of Essex, issued an order in Hex Partners v. Carter et al. denying the plaintiff’s motion for a preliminary injunction.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Mason N. Carter
		Name:	Mason N. Carter
Date: February 1, 2010		Title:	Chairman, President and Chief Executive Officer